UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13D-1(b), (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)*

iGate Corporation

(Name of Issuer)

COMMON STOCK PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

45169U 10 5 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45169U 10 S                                                     13G                                                                                          Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arun Nayar

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,132,500* 6. Shared Voting Power 1,173,217* 7. Sole Dispositive Power 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,305,717*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer.

iGate Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1000 Commerce Drive

Pittsburgh, PA 15275

Item 2(a)	Name of Person Filing.

Arun Nayar

Item 2(b)	Address of Principal Business Office, or if None, Residence.

9 Marshall Place

Weston, CT 06888

Item 2(c)	Citizenship.

United States

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $.01 per share

Item 2(e)	CUSIP No.

45169U 10 5

Item 3	Statement Filed Pursuant to Rule 13d-1(b), Rule 13d-2(b) or (c).

Not Applicable

Item 4	Ownership.

(a)     Amount Beneficially owned:

          3,305,717*

(b)     Percent of class:

Page 3 of 6 pages

          6.4%

(c)     Number of Shares as to which the person has:

(i)     Sole Power to vote or to direct the vote

          2,132,500*

(ii)     Shared power to vote or to direct the vote

          1,173,217*

(iii)     Sole power to dispose or to direct the disposition of

          Not Applicable

(iv)     Shared power to dispose or to direct the disposition of

          Not Applicable

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

Not Applicable

* See Exhibit A

Page 4 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to itself is true, complete and correct.

Dated: February 12, 2003

Arun Nayar

/s/ Arun Nayar
Signature

Arun Nayar
Name/Title

Page 5 of 6 pages

EXHIBIT A

*	The Reporting Person disclaims beneficial ownership of such shares.

Page 6 of 6 pages